Lexington Realty Trust

Lepercq Corporate Income Fund L.P.

One Penn Plaza, Suite 4015

New York, NY 10119-4015

January 30, 2014

via electronic transmission

on edgar as a correspondence file

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer Gowetski, Senior Counsel

Division of Corporate Finance

Re:	Lexington Realty Trust and Lepercq Corporate Income Fund L.P.

Registration Statement on Form S-4

Filed November 12, 2013, Amendment No.1 filed January 9, 2014, Amendment No. 2 Filed January 30, 2014

File No. 333-192283 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Lexington Realty Trust (the “Company”) and Lepercq Corporate Income Fund L.P. (the “Additional Registrant,” and, together with the Company, collectively, the “Registrants”) hereby request that the effectiveness of the Registration Statement be accelerated so that such Registration Statement will become effective on January 31, 2014 at 9:30 a.m., Eastern Time, or as soon thereafter as practicable.

In connection with this request for acceleration, the Registrants hereby acknowledge that:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Division of Corporation Finance

U.S. Securities & Exchange Commission

January 30, 2014

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrants hereby confirm that they are aware of their responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities covered by the Registration Statement.

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform the undersigned by telephone at (212) 692-7250 or (646) 280-6536. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to the undersigned via email at jbonventre@lxp.com.

Very truly yours,
LEXINGTON REALTY TRUST
By:	/s/ Joseph S. Bonventre
Name: Joseph S. Bonventre
Title: General Counsel

LEPERCQ CORPORATE INCOME FUND L.P. By: Lex GP-1 Trust, its general partner
By:	/s/ Joseph S. Bonventre
Name: Joseph S. Bonventre
Title: Vice President